Exhibit 99.1

Silicom Launches A New High-End Edge
Product Line, Announces 1st Design Win
with $3.5M Initial Order

– New product line strengthens Silicom’s positioning as a “one-stop-shop” for Edge platform needs –

- Discussions and POCs underway with AI, cybersecurity, SASE and additional prospects -

KFAR SAVA, Israel – August 16, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today launched a new line of advanced high-end Edge platforms together with a major design win and initial $3.5 million order.

The order for these feature-rich, high compute-power products was placed by a security solution vendor, one of Silicom’s long-time customers, to support its advanced compute and networking-intensive use cases. Deliveries of first production units are planned for the first quarter of 2024.

In parallel, Silicom is in discussions and POCs regarding these products with other customers and prospects for a diverse range of AI, cybersecurity, SASE, SD-WAN, content delivery and additional applications.

“Our decision to develop this new Edge product line followed demand from both major customers and strategic prospects,” commented Liron Eizenman, Silicom’s CEO. “They turned to us as a trusted and well-established Edge leader to provide them with a new breed of Edge platforms – each with highly attractive cost/performance ratios - to support their compute-intensive use cases.

“Even now, at this early stage, the fact that these products can address such a broad range of use cases is opening up significant new opportunities for us, such as an AI inference application that we are discussing with a large telco in cooperation with a leading AI ASIC vendor,” continued Mr. Eizenman. “This confirms the breadth and depth of the Edge market as a whole, and its potential to serve as a long-term growth driver for Silicom.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing, sales & marketing, development and customer support activities, the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economy uncertainty  which may impact customer demand through their exercising greater caution and selectivity with their short-term IT investment plans, as well as those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com